SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 30, 2002

AVENTIS
(Translation of registrant’s name into English)

67917 Strasbourg, cedex 9
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Enclosures :

A press release dated October 29, 2002 announcing the Aventis third quarter results for 2002

Press Release

Your Contact:

Carsten Tilger Head of Aventis Media Relations Tel.: + 33 (0) 388 99 1114 Carsten.Tilger@aventis.com	Stephan Albrechstskirchinger Aventis Media Relations Tel.: +33 (0)3 8899 1138 Stephan.Albrechtskirchinger@aventis.com

AVENTIS REPORTS THIRD-QUARTER AND NINE-MONTH RESULTS FOR 2002

•                                            Aventis confirms full-year outlook for 2002 based on strong nine-month performance:
Core business sales activity rises 11.5% during first nine months
Net income for core business increases by 30% (EPS rises 29%)

•                                          Core business maintains growth during third quarter
despite a more challenging market environment:
Sales activity increases 10.8% to €4.234 billion
Net income rises 21% to €560 million
EPS up 21% to €0.71 (€0.87 before goodwill amortization)

•                                          Growth in third quarter driven by established strategic brands and recently launched products in key countries:
U.S. sales activity increases 21%
Strategic brands sales activity rises 29%
Vaccines sales activity up 21.5%
Lantus and Ketek continue successful roll-out in key markets

Strasbourg, France, October 29, 2002 — Aventis today reported consolidated nine-month group net sales of €15.781 billion compared with €17.002 billion in the year-ago period. This decline was mainly due to the divestment of industrial activities in 2001 and of CropScience in the first half of 2002. Group net income rose to € 2.061 billion during the first nine months of 2002 compared to € 1.121 billion in same period of 2001. Consolidated earnings per share (EPS) for the Aventis group increased to €2.60 during the first nine months of 2002 compared to €1.43 in the year-ago period. These consolidated results include contributions from non-core activities.

Core business maintains strong growth in third quarter
Despite a more challenging market environment:
Sales activity rises 10.8%, net income up 21%

During the third quarter of 2002, net sales of the core business, which comprises prescription drugs and human vaccines as well as the 50% equity interest in the animal health joint venture Merial and corporate activities, rose 10.8% to €4.234 billion on an activity basis (excluding currency and structural effects). Core business EBITA increased by 15% to €1.182 billion, while the EBITA margin rose 3 percentage points to 27.9%. Net income for the core business grew 21% in the third quarter to €560 million from €461 million, while EPS grew 21% to €0.71 from €0.59.

During the first nine months of 2002, core business sales increased 11.5% to €13.033 billion on an activity basis. Core business EBITA rose 20% to €3.292 billion compared to €2.745 billion in the year-ago period, while the EBITA margin rose 2.7 percentage points to 25.3%. Net income for the nine- month period rose 30% to €1.498 billion compared to €1.154 billion. EPS increased 29% to €1.89 from €1.47.

The gross margin of the core business during the first nine months increased 1 percentage point to 74.2%.

Aventis is on track to achieve its full-year objectives

“The strong performance during the first nine-months confirms that Aventis is on track to achieve its full-year targets for 2002.  Sales of our strategic brands rose 30% and represented 54% of our prescription drugs business while our vaccines business grew 12%.  At the same time, we continued to perform strongly in key geographic markets, led by the United States, where sales increased 22% on an activity basis. As our existing growth drivers have significant potential for incremental growth, Aventis should remain one of the fastest-growing global pharmaceutical companies,” said Igor Landau, Chairman of the Management Board.

U.S. sales activity rises 21% in third quarter

and represents 41% of total core business sales

Core business sales in the United States rose 20.9% on an activity basis to €1.724 billion during the third quarter of 2002, while nine-month sales increased 21.8% to €5.047 billion. The United States accounted for 41% of total core business sales during the third quarter of 2002 compared to 38% in the year-ago period.

Despite cost containment measures and drug price reductions imposed by health authorities in the course of the year in major European markets, Aventis was able to expand sales due to the continued growth of its key strategic brands.  Sales activity during the third quarter grew in France by 2.4% to €551 million and in Germany by 6.7% to €265 million. In Italy, third-quarter sales activity rose 11.7% to €131 million and the United Kingdom sales activity increased by 11% to €96 million. In Japan, core business sales activity increased 1.5% to  €212 million.

Sales of strategic brands rise 29% in third quarter

and represent 56% of total prescription drugs sales

The prescription drugs business generated third-quarter sales of €3.753 billion, an activity increase of 9.5%. Sales of strategic brands, a group of key prescription drugs, rose 29.1% on an activity basis to €2.084 billion in the third quarter of 2002 and accounted for 56% of total prescription drug sales, up from 47% in the same period of 2001.

Sales growth during the third quarter was driven by well-established strategic brands and recently launched products:

•                  Allegra/Telfast (fexofenadine), for the treatment of allergies, delivered strong growth with sales increasing by 32.7% on an activity basis to €485 million in the third quarter. In the U.S., Allegra achieved a leadership position in the market for non-sedating antihistamines in September by capturing a 30.4% share of new prescriptions. U.S. sales activity during the third quarter rose 31.5% to €428 million. In Japan, Allegra generated sales of €118 million during the first nine months, up 32.3% compared to the year-ago period.

•                    Lovenox/Clexane (enoxaparin sodium) for the prophylaxis and treatment of arterial and venous thrombosis, including deep vein thrombosis (DVT), unstable angina (UA), and non-Q-wave myocardial infarction (NQMI), generated third-quarter sales of €356 million, an activity increase of 10.1%. On an activity basis, sales grew 19.6% outside the U.S. to € 130 million and rose 5.6% in the U.S. to €227 million. This current growth rate in the U.S. reflects the effect of a change in the timing of purchasing patterns by some major customers, which led to a swing in inventory levels compared to the year-ago period. Based on IMS data, the market demand for Lovenox in the U.S. corresponded to an increase of 19.5% for the third quarter and 17.5% for the first nine-months compared to the same periods in 2001.

The changes in the U.S. label of Lovenox, regarding the use in patients with prosthetic heart valves, had also an effect on the sales evolution. Aventis submitted recently a supplement to the FDA with proposed revisions to the label.

•                    Taxotere (docetaxel), for the treatment of locally advanced or metastatic breast cancer and non-small-cell lung cancer (NSCLC), achieved sales of €321 million in the third-quarter, an increase of 33.8% from the year-ago period.

•                    Delix/Tritace (ramipril), an ACE inhibitor approved for the treatment of hypertension, heart failure and for preventing stroke, heart attack and cardiovascular death in patients at risk for cardiovascular events, generated third-quarter sales of €224 million, an activity increase of 34.1% compared to the year-ago period.

Recently launched products continue successful roll-out in key markets

The successful roll-out of innovative products in key markets such as the new anti-diabetic agent Lantus in the UK, the novel antibiotic Ketek for respiratory tract infections in France, and the once-a-week dosage form of Actonel for the treatment of osteoporosis the U.S. and in its first European market also contributed to the good performance:

•                    Lantus (insulin glargine), for the treatment of type 1 and type 2 diabetes, achieved sales of  €82 million during the third quarter. An important benefit of Lantus is good metabolic control with less nocturnal hypoglycemia compared to NPH insulin. Lantus has the potential to fundamentally transform the treatment of diabetes and improve the lives of patients through an aggressive treat-to-target approach for HbA1c levels, convenient dosing and earlier insulinization. At the end of August Lantus was launched in the United Kingdom, making the drug available to the estimated 2.5 million people with diabetes. This launch is the latest step in the global roll-out of Lantus that will continue through 2003 and 2004.

•                  Ketek (telithromycin) is the first ketolide antibiotic for the treatment of upper and lower respiratory tract infections, including those caused by bacteria resistant to some commonly used antibiotics. Ketek has been approved in all major EU and Latin American markets and is in the process of being launched in these markets. In September, Ketek was launched in France and has captured more than 4% of the oral antibiotic market in its first month on that market.

•                  Actonel (risedronate sodium), for the treatment and prevention of osteoporosis, is being co-developed and co-marketed by Aventis and Procter & Gamble through the Alliance for Better Bone Health. During the third quarter of 2002, Actonel generated combined sales for Aventis and Procter & Gamble of €134 million compared to €81 million in the year ago-period. Since the launch of the 35-mg once-a-week dosage form of Actonel in the U.S. in June of this year, Actonel´s share of new prescriptions has increased by more than 50%. In the third quarter, Actonel represented 16% of the total oral bisphosphonate market in the U.S. The once-a-week dosage form was also recently launched in Sweden, the reference member state for the Mutual Recognition Procedure in Europe. Further approvals of this new dosage form in major European markets are expected as of early 2003.

Vaccines sales activity up 21.5%

The vaccines business had a strong third quarter with sales totaling €487 million, this is an activity increase of 21.5% compared to the year-ago period. Pediatric combination vaccines achieved sales of €137 million, representing an increase of 35.9% on an activity basis, and influenza vaccines sales activity grew by 18.1% to €219 million (product sales include non-consolidated sales in Europe by Aventis Pasteur MSD, a joint venture with Merck & Co.).

More key developments during the third quarter of 2002

•                  In 2001, Aventis received an approvable letter from the FDA for Ketek for treatment of community-acquired pneumonia, acute sinusitis and acute exacerbation of chronic bronchitis requesting additional safety data. In August 2002, Aventis filed with the FDA a complete response to this approvable letter for Ketek, including data from a 24,000 patient study. The results of this study, which were presented at the Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC) in September, supported the safety and effectiveness of this drug. Regulatory approval in the U.S. is expected early 2003.

•                  In September, the European Committee for Proprietary Medicinal Products (CPMP) issued a positive recommendation for Taxotere for the first-line treatment of non-small-cell lung cancer (NSCLC). The approval of Taxotere for this significant indication by the European Agency for the Evaluation of Medicinal Products (EMEA) is anticipated by the end of the year.  This approval would provide Taxotere access to the estimated €1.5 billion first-line treatment market for NSCLC.

•                  In September, new data on Lovenox/Clexane was presented at the European Society of Cardiology (ESC) annual meeting in Berlin, showing the safety and efficacy of this drug in cardioversion procedures for restoring normal heart rhythm, and in early intervention procedures for unstable heart disease patients.

•                  The results of recently completed studies on Lantus were presented at the European Association for the Study of Diabetes meeting in September and reinforced the wealth of data showing Lantus to be safe and effective in treating type 1 and type 2 diabetes, with fewer incidence of hypoglycemic events.

•                  A major study on Actonel, which was presented in September at the annual meeting of the American Society of Bone and Mineral Research (ASBMR), showed that post-menopausal women with osteoporosis treated with 5 mg daily risedronate experienced a 70% reduction in the risk of moderate and severe vertebral fracture within one year of treatment.

•                  Aventis and Viatris have completed a proof of concept (phase IIa) clinical trial for dexlipotam, a compound that has been studied for the treatment of diabetes as well as for the treatment and prevention of late-stage diabetic complications. Aventis had licensed dexlipotam from Viatris (formerly Asta Medica) in April 2001. As anti-diabetic effects could not be proven, the development agreement has been terminated and Aventis has returned all rights to Viatris.

Merial

In the first nine months of 2002, sales by the animal health business Merial — a 50-50 joint venture with Merck & Co. accounted for using the equity method — rose 6% on an activity basis to €1.435 billion. Sales by Merial are not consolidated in the Aventis core business sales.

Non-core activities

In total, sales from non-core activities declined to €2.780 billion during the first nine months of 2002 compared to €4.899 billion in the year-ago period due to the divestment of industrial activities in the course of 2001 and the sale of Aventis CropScience in the first half of 2002.

Aventis is dedicated to improving life by treating and preventing human disease through the discovery and development of innovative prescription drugs for important therapeutic areas as well as human vaccines. In 2001, Aventis generated sales of € 17.7 billion, invested € 3 billion in research and development and employed approximately 75,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release other than factual or historical information, including but not limited to statements of or relating to Aventis’ financial projections, plans and objectives for future operations, predictions of future product sales or economic performance, and assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties.  Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the success of new products, the strength of competition, the success of research and development efforts, the outcome of significant litigation, the effectiveness of patent protection, the effects of currency exchange fluctuations, and other factors.  Estimates of future product sales can be particularly subject to uncertainty due to the multitude of factors that could cause actual results to differ materially.  Such factors include, but are not limited to, adverse outcomes in patent infringement litigation; entry into the market of new products, or of generic or over-the-counter versions of Aventis’ products or of competing products; undesirable or untimely regulatory or legislative actions, such as forced conversion of prescription drugs to over-the-counter status; inability to obtain regulatory approval to market drugs for certain indications; and limitations on revenues imposed by volume purchasers, government entities, and by operation of law.  Aventis disclaims any obligation to revise or update any such forward-looking statement.  Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission.

Brand names appearing in italics throughout this document are trademarks of Aventis, and/or its affiliates, with the exception of trademarks that may be used under license by Aventis and/or its affiliaties, such as Actonel, a trademark of Procter & Gamble Pharmaceuticals.

Aventis (1)

All Consolidated Businesses

Consolidated Income Statement 2002

YTD	YTD	in million €	Q3 / 2002	Q3 / 2001
2002	2001
15,781	17,002	Net sales	4,477	5,356
(4,868)	(5,932)	Cost of goods sold	(1,270)	(1,801)
69.2%	65.1%	Gross margin (as % of sales)	71.6%	66.4%

(5,398)	(5,390)	SG&A and other operating Inc. / Exp.	(1,308)	(1,656)
(2,533)	(2,550)	Research & Development	(761)	(880)
(34)	(21)	Restructuring	(5)	(7)
(799)	(486)	Goodwill amortization	(134)	(162)

2,150	2,623	Operating profit	999	851

237	121	Equity in earnings of affiliated companies	96	35
(261)	(554)	Interest expenses	(46)	(170)
1,349	(27)	Miscellaneous non oper. inc. / and exp.	(95)	(40)
3,475	2,162	Income before tax	954	676

(1,279)	(833)	Tax	(351)	(260)

(70)	(130)	Minority interests	(9)	(6)
(65)	(79)	Preferred remuneration	(21)	(18)

2,061	1,121	Net Income	573	391

793252821	786235375	Average number of outstanding shares	792791999	786431530

2.60	1.43	EPS in € per share	0.72	0.50

3.61	2.04	EPS before goodwill amortization in € per share	0.89	0.70

(1) unaudited

 Percentages are calculated before rounding the data in million euros

Strategic Activities

The core business is comprised of activities that the Group considers as strategic and intends to retain. It includes primarily Prescription Drugs, Aventis Pasteur, Merial (accounted for under the equity method) and the Corporate activities (comprised mainly of parent companies, financing and insurance entities).

The non-core activities include businesses that the group has divested in the period or intends to divest in the foreseeable future. Aventis CropScience and Aventis Animal Nutrition have been divested respectively in June and April 2002. The non-core activities being left are comprised mainly of Rhodia, Wacker (accounted for under the equity method) and Aventis Behring.

The profit and loss accounts for the non-core activities include the results of these activities until the date when they are disposed of, the gain or loss on disposal as well as other charges related to divested activities but incurred after the date of disposal.

These statements represent management’s expectations, targets and intentions and involve risks and uncertainties.

Aventis Core Businesses

Selected Financial Data Related to Consolidated Income Statement 2002(1)

YTD	YTD	Total	in million €	Q3 / 2002	Q3 / 2001	Total
2002	2001	Variance				Variance
		%				%
13,033	12,151	7.3%	Net sales	4,234	4,134	2.4%
		11.5%	Activity variance in percentage of Net Sales (2)			10.8%
(3,369)	(3,254)		Cost of goods sold	(1,120)	(1,127)

74.2%	73.2%		Gross margin (as % of sales)	73.6%	72.7%

(4,251)	(4,242)	0%	SG&A and other operating Inc. / Exp.	(1,254)	(1,334)	-6%
(2,274)	(2,086)	9%	Research & Development	(736)	(725)	1%
(17)	(3)		Restructuring	(4)	1

3,122	2,566	22%	Operating profit before goodwill amortization	1,120	948	18%
170	179	-5%	Equity in earnings of affiliated companies	63	82	-24%

3,292	2,745	20%	EBITA (3)	1,182	1,031	15%

(412)	(421)		Goodwill amortization	(133)	(141)
(129)	(177)		Interest expenses	(40)	(59)
(233)	(84)		Miscellaneous non oper. inc. / and exp.	(76)	(35)

2,518	2,062	22%	Income before tax	934	796	17%

(927)	(794)		Tax	(343)	(306)

(28)	(36)		Minority interests	(9)	(10)
(65)	(79)		Preferred remuneration	(21)	(18)

1,498	1,154	30%	Net Income	560	461	21%

793252821	786235375		Average number of outstanding shares	792791999	786431530

1.89	1.47	29%	EPS in € per share	0.71	0.59	21%

2.41	2.00	20%	EPS before goodwill amortization in € per share	0.87	0.77	14%

3854	3333	16%	EBITDA	1371	1224	12%

(1) unaudited

(2) on a comparable basis

(3) = Operating profit before goodwill amortization + equity in earnings of affiliated companies

 Percentages are calculated before rounding the data in million euros

Consolidated Sales (1)

Aventis Core Businesses

in million €	YTD	YTD	Total	Activity	Conversion	Structure
	2002	2001	Variance	Variance (2)	Variance (2)	Variance
Prescription drugs	11,916	11,129	7.1%	11.4%	-4.3%
Vaccines	1,130	1,041	8.6%	12.3%	-3.7%
Other & Eliminations	(14)	(19)	NA	NA	NA
Total Core Businesses	13,033	12,151	7.3%	11.5%	-4.3%

in million €	Q3 / 2002	Q3 / 2001	Total	Activity	Conversion	Structure
			Variance	Variance (2)	Variance (2)	Variance
Prescription drugs	3,753	3,716	1.0%	9.5%	-8.5%
Vaccines	487	425	14.5%	21.5%	-7.1%
Other & Eliminations	(7)	(7)	NA	NA	NA
Total Core Businesses	4,234	4,134	2.4%	10.8%	-8.4%

(1) unaudited

(2) on a comparable basis

 Percentages are calculated before rounding the data in million euros

Aventis Core Businesses - Sales by Country (1)

in million €	YTD	YTD	Activity	Structure
	2002	2001	variance (2)	variance
United States	5,047	4,291	21.8%
France	1,723	1,657	6.2%	-2.1%
Germany	807	794	1.9%	-0.3%
Japan	670	718	1.6%	-1.4%
Italy	470	440	6.8%
United Kingdom	309	274	13.5%
Mexico	294	297	3.4%
Canada	285	274	10.1%
Spain	246	229	7.8%	-0.4%
Brazil	236	269	3.2%

Subtotal	10,086	9,242	13.0%	-0.5%
in % of total	77.4%	76.1%

Other countries	2,947	2,908	7.0%	1.6%

Total Net Sales	13,033	12,151	11.5%

in million €	Q3 / 2002	Q3 / 2001	Activity	Structure
			variance (2)	variance

United States	1,724	1,576	20.9%
France	551	551	2.4%	-2.2%
Germany	265	251	6.7%	-0.9%
Japan	212	232	1.5%	-2.8%
Italy	131	118	11.7%
United Kingdom	96	89	11.0%
Canada	93	98	6.5%
Mexico	91	100	7.5%
Spain	79	72	10.4%	-0.7%
Brazil	49	74	-4.7%

Subtotal	3,291	3,161	12.8%	-0.7%
in % of total	77.7%	76.5%

Other countries	942	972	4.3%	2.2%

Total Net Sales	4,234	4,134	10.8%

(1) unaudited

(2) On a comparable basis

 Percentages are calculated before rounding the data in million euros

Aventis Core Businesses Strategic Products : Change in Sales 2002 (1)

YTD	YTD	Activity				Activity
2002	2001	variance (2)	in million €	Q3 / 2002	Q3 / 2001	variance (2)
2556	2441	8.7%	Thrombosis/Cardiology	810	825	6.0%
1165	1064	13.7%	Lovenox / Clexane	356	357	10.1%
669	516	33.2%	Delix / Tritace	224	175	34.1%

1279	1087	22.1%	Oncology	444	379	25.5%
917	725	31.5%	Taxotere	321	260	33.8%
180	151	21.7%	Campto	63	50	30.2%

2106	1843	18.9%	Respiratory & Allergy	651	582	23.7%
1535	1250	27.9%	Allegra / Telfast	485	406	32.7%
236	187	31.6%	Nasacort	71	62	27.9%

587	483	27.7%	Arthritis / Osteoporosis	188	160	29.0%
203	181	16.7%	Arava	67	68	8.5%

1141	1057	12.8%	Central Nervous System	365	355	12.0%
401	272	52.0%	Copaxone (3)	142	102	51.3%

1165	1136	6.9%	Anti-Infectives	327	358	-2.8%
161	148	14.8%	Targocid	45	47	4.1%
207	139	54.5%	Tavanic	39	40	3.6%
26	1	NA	Ketek	11	1	NA

1451	1283	18.0%	Metabolism/ Diabetes	470	457	11.9%
414	344	26.6%	Amaryl	135	121	21.1%
125	127	0.7%	Insuman	43	42	5.9%
205	51	NA	Lantus	82	27	NA

			Total Vaccines
384	324	21.1%	Pediatric combination vaccines (4)	137	107	35.9%
238	220	11.6%	Polio vaccine (4)	73	75	7.0%
269	264	5.4%	Influenza vaccines (4)	219	194	18.1%
173	199	-11.3%	Traveler’s endemic range excluding meningitis (4)	58	65	-5.8%
77	84	-5.8%	Meningitis vaccines (4)	37	30	28.3%
130	88	50.5%	Adult Boosters (4)	54	26	118.4%

(1) unaudited

(2) On a comparable basis

(3) Alliance with Teva Pharmaceuticals Industries Inc

(4) Including the sales recorded in Europe by AP-MSD

Rilutek and Synercid are no longer reported as strategic products

Prescription Drugs Strategic Products : Change in Sales 2002  ( U.S. / Non U.S. ) (1)

YTD	YTD	Activity	U.S.	Q3 / 2002	Q3 / 2001	Activity
2002	2001	variance (2)	in million €			variance (2)
765	714	10.9%	Lovenox / Clexane	227	241	5.6%
			Delix / Tritace

507	386	36.0%	Taxotere	176	143	35.7%

1302	1042	29.5%	Allegra / Telfast	428	361	31.5%
189	139	40.8%	Nasacort	59	49	34.0%

141	131	11.9%	Arava	46	50	2.6%

318	238	38.4%	Copaxone (3)	111	90	36.0%

139	118	21.5%	Amaryl	46	42	21.5%
164	26	NA	Lantus	66	18	NA

YTD	YTD	Activity	Non U.S.	Q3 / 2002	Q3 / 2001	Activity
2002	2001	variance (2)	in million €			variance (2)
400	350	19.4%	Lovenox / Clexane	130	117	19.6%
669	516	33.2%	Delix / Tritace	224	175	34.1%

410	339	26.4%	Taxotere	145	117	31.4%
180	151	21.7%	Campto	63	50	30.2%

233	208	19.9%	Allegra / Telfast	57	44	42.6%
47	48	5.0%	Nasacort	12	13	4.8%

62	50	29.2%	Arava	20	18	25.6%

83	34	147.7%	Copaxone (3)	32	12	163.6%

161	148	14.8%	Targocid	45	47	4.1%
207	139	54.5%	Tavanic	39	40	3.6%
26	1	NA	Ketek	11	1	NA

275	226	29.2%	Amaryl	88	79	20.9%
125	127	0.7%	Insuman	43	42	5.9%
41	24	69.1%	Lantus	16	9	81.3%

(1) unaudited

(2) On a comparable basis

(3) Alliance with Teva Pharmaceuticals Industries Inc

Rilutek and Synercid are no longer reported as strategic products

Aventis Non-Core Businesses
Consolidated Income Statement (1)

YTD	YTD	%	in million €	Q3 / 2002	Q3 / 2001%
2002	2001
2,780	4,899	-43.3%	Net sales	250	1,242	-79.9%

(1,530)	(2,726)		Cost of goods sold	(157)	(694)

45.7%	44.4%		Gross margin (as % of sales)	44.3%	44.1%

(1,147)	(1,148)	-0.1%	SG&A and other	(53)	(322)	-83.4%
(259)	(464)	-44.1%	Research & Development	(25)	(154)	-83.6%
(17)	(18)	-5.3%	Restructuring	(2)	(8)	-80.0%

(173)	543	-131.9%	Operating profit before goodwill amortization	13	64	-80.2%
67	(58)	-215.2%	Equity in earnings of affiliated companies	33	(47)	-170.0%
(106)	485	-121.9%	EBITA (2)	46	17	176.5%

(1) unaudited

(2) = Operating profit before goodwill amortization + equity in earnings of affiliated companies

 Percentages are calculated before rounding the data in million euros

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS
(Registrant)

Date October 30, 2002	By:	/s/ Dirk Oldenburg

	Name :	Dirk Oldenburg
	Title :	General Legal Counsel